EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

To the Plan Administrator of

Hanover Direct, Inc. Savings and Retirement Plan:

We consent to the incorporation by reference in the Registration Statements [No. 333-03871 and 2-94286] on Form S-8 of the Hanover Direct, Inc. Savings and Retirement Plan of our report dated June 24, 2004, with respect to the statement of net assets available for benefits of the Hanover Direct, Inc. Savings and Retirement Plan as of December 31, 2003 and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2004, annual report on Form 11-K of the Hanover Direct, Inc. Savings and Retirement Plan.

/s/ KPMG, LLP

New York, New York

August 9, 2005